Exhibit 99.1

CENTOGENE Reports First Quarter 2021 Financial Results in the Lead Up to

Virtual Investor Event

Further signs of recovery in the core rare disease business

●	Recorded revenues of €65.0 million in Q1 2021, driven by revenues from COVID-19 testing, up over 400% compared to €12.1 million in Q1 2020
●	Achieved positive adjusted EBITDA, driven by COVID-19 testing revenues, while continuing to invest in the Company’s rare disease core business
●	Added over 25,000 patients to rare disease-centric Bio/Databank in Q1 2021
●	Demonstrated sequential revenue growth in the Diagnostics segment and signed five new Pharma partnership deals
●	Announced key additions to the management team, including Rene Just as Chief Financial Officer and Michael Motz as Chief Commercial Officer, Pharma

●	Hosting Virtual Investor Event on June 22 to outline strategic direction of the Company

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, June 16, 2021 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced financial results for the first quarter ended March 31, 2021.

Executive Commentary

“We experienced a solid start to the year – reporting strong revenues, supporting rare disease patients with best-in-class diagnostic testing, and establishing new pharma collaborations. With the extension of our collaboration with our partners Takeda and Denali, as well as the recent initiation of the EFRONT Study with Alector, we have further added to our collaborative momentum and to enhancing our knowledge of rare neurological diseases,” said Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE. “Our Bio/Databank is central to securing such partnerships and offers unmatched and continuously expanding insights to patients seeking the most accurate diagnosis and to Pharma companies seeking to accelerate orphan drug development. Together with the newly-formed CENTOGENE Executive Team, I look forward to outlining how we are going to unlock the significant value potential of CENTOGENE’s assets and to foster growth and value creation opportunities at the upcoming Virtual Investor Event.”

Richard Stoffelen, CENTOGENE’s Chief Financial Officer, added, “We are happy to have been able to continue our significant investments in the Company’s core rare disease business. This was supported by the positive EBITDA contribution from COVID-19 testing. As the Company continues through 2021, we will continue to invest in its capabilities and deliver more value to patients and shareholders.”

Solid Foundation for Further Recovery in 2021

With a strong focus on its core business as a data-centric company focusing on rare diseases, CENTOGENE has continued to spearhead scientific and collaborative progress in this field amid the global pandemic. As vaccine rollout continues and lockdowns begin to lift, the Company is seeing further growth in both its core Clinical Diagnostics and Pharma segments – further solidifying its leading position in the rare disease space.

Further information on the Company’s Q1 2021 Earnings, including the management’s discussion and analysis of financial condition and results of operations, can be found by visiting EDGAR on the SEC website at www.sec.gov as well as the Investor Relations page of the Company’s website at http://investors.centogene.com.

Financial Guidance

Diagnostics recovery and newly signed Pharma partnership deals indicate a return to solid core business growth for 2021. Regarding CENTOGENE’s COVID-19 testing segment, the Company recognizes that uncertainties remain around global vaccine rollout, epidemiological impact of new mutations, and testing policies – making accurate predictions impossible. Based on the trajectory at the end of Q1 2021, CENTOGENE anticipates revenues from the COVID-19 testing segment to be at least on par with 2020.

Virtual Investor Event

The Company will be hosting a Virtual Investor Event on Tuesday, June 22, 2021, at 9:00 a.m. - 11:00 a.m. EDT / 3:00 p.m. - 5:00 p.m. CEST and will not be hosting a separate quarterly earnings call. To register and learn more about CENTOGENE’s Virtual Investor Event, visit: https://www.centogene.com/es/virtual-investor-event.html

The relevant links will also be available on the Investor Relations page of the Company’s website at https://investors.centogene.com.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

investor.relations@centogene.com

FTI Consulting

Bridie Lawlor O’Boyle

+1.917.929.5684

bridie.lawlor@fticonsulting.com